UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Teekay Offshore Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number)

Edith Robinson

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

Telephone: (441) 298-2530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y8565J 10 1

1.	Names of Reporting Persons Teekay Corporation I.R.S. Identification Nos. of above persons (entities only) 98-0224774
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Republic of the Marshall Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 58,342,484(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 58,342,484(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,342,484(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.2%(1)
14.	Type of Reporting Person CO

(1)

As of the date of this Amendment No. 4 (this “Amendment”) to the Schedule 13D filed by Teekay Corporation (formerly Teekay Shipping Corporation) on December 26, 2006, as amended on August 1, 2017 and as further amended on September 27, 2017 and July 2, 2018, Teekay Corporation beneficially owns (i) 56,587,484 common units (“Common Units”) representing limited partner interests in Teekay Offshore Partners L.P. (the “Issuer”) and (ii) warrants to purchase 1,755,000 Common Units that are exercisable as of the date of this Amendment, which collectively represent an aggregate of 58,342,484 Common Units beneficially owned. Such aggregate number of Common Units beneficially owned excludes warrants to purchase an additional 15,500,000 Common Units that are not currently exercisable but will become exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. In addition, as of the date of this Amendment, Teekay Corporation beneficially owns 49% of the limited liability company interests in Teekay Offshore GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The beneficial owners of the General Partner, including Teekay Corporation, are the indirect beneficial owners of the General Partner’s general partner interest in the Issuer and the associated incentive distribution rights. The amounts beneficially owned exclude securities of the issuer beneficially owned by Brookfield Asset Management Inc. and its affiliates. See Item 5. The calculation of the percentage of the Issuer’s Common Units beneficially owned by the Reporting Person is based on 410,314,977 Common Units outstanding as of December 31, 2018, plus warrants to purchase an additional 1,755,000 Common Units held by the Reporting Person.

Explanatory Note:

This Amendment amends and supplements the statement on Schedule 13D filed by Teekay Corporation (formerly Teekay Shipping Corporation) on December 26, 2006, as amended on August 1, 2017 and as further amended on September 27, 2017 and July 2, 2018 (as previously amended, the “Prior Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Prior Schedule 13D is hereby amended with effect from the date of the event giving rise to this Amendment, by adding the information included in Item 6 herein and the below at the end thereof:

As of the date of this Amendment, other than as disclosed in this Amendment and in the Prior Schedule 13D, the Reporting Person has no plan or proposal that relates to, or would result in, any of the items set forth in the instructions to this Item 4 of Schedule 13D except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Prior Schedule 13D in its entirety as set forth below:

(a) As of the date of this Amendment, the Reporting Person beneficially owns and has sole dispositive and voting power with respect to 58,342,484 Common Units, which includes warrants to purchase 1,755,000 Common Units, which are exercisable as of the date of this Amendment, representing approximately 14.2% of the outstanding Common Units of the Issuer as of December 31, 2018, which is based on 410,314,977 Common Units outstanding as of December 31, 2018, plus warrants to purchase an additional 1,755,000 Common Units held by the Reporting Person. In addition, the Reporting Person holds warrants to purchase an additional 15,500,000 Common Units that are not currently exercisable but will become exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. In addition, as of the date of this Amendment, the Reporting Person beneficially owns 49% of the limited liability company interests in the General Partner.

As described in Item 6 of the Prior Schedule 13D, the Reporting Person and its affiliates have entered into agreements with certain affiliates of Brookfield Asset Management Inc. (“BAM”) that provide such affiliates with certain governance and other rights with respect to the Issuer and, as a result of such agreements, the Reporting Person and BAM and certain of its affiliates (collectively, the “Brookfield TK Entities”) may be deemed to have formed a “group” within the meaning of Section 13(d)(5) of the Securities Exchange Act of 1934, as amended. The Brookfield TK Entities have informed the Reporting Person that the Brookfield TK Entities beneficially own 244,319,175 Common Units and warrants to purchase 50,675,000 additional Common Units. 675,000 of such warrants are exercisable until June 29, 2023. 50,000,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. Excluding Common Units to be issued upon the exercise of warrants held by the Reporting Person and the Brookfield TK Entities that are not currently exercisable as of the date of this Amendment, the Reporting Person and the Brookfield TK Entities, collectively, may be deemed to beneficially own 303,336,659 Common Units of the Issuer, constituting approximately 73.5% of the 412,744,977 Common Units, comprised of 410,314,977 Common Units outstanding as of December 31, 2018 and 2,430,000 warrants to purchase Common Units, which are exercisable as of the date of this Amendment. Including Common Units to be issued upon the exercise of warrants held by the Reporting Person and the Brookfield TK Entities, which warrants are not currently exercisable, but will become exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024, the Reporting Person and the Brookfield TK Entities, collectively, may be deemed to beneficially own 368,836,659 Common Units of the Issuer, constituting approximately 77.1% of the 478,244,977 Common Units, comprised of 410,314,977 Common Units outstanding as of December 31, 2018, and 67,930,000 Common Units to be issued upon the exercise of the warrants held by the Reporting Person and the Brookfield TK Entities (whether or not exercisable as of the date of this Amendment). The Reporting Person expressly disclaims beneficial ownership of the securities beneficially owned by the Brookfield TK Entities. The Reporting Person expressly retains the sole voting and investment power of the Common Units that the Reporting Person beneficially owns.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Common Units owned by the Reporting Person.

(c) Except as described herein, the Reporting Person has not effected any transactions in the Common Units during the past 60 days.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment amends Item 6 of the Prior Schedule 13D to add the information set forth below:

On April 29, 2019, the Reporting Person entered into a Securities and Loan Purchase Agreement (the “Purchase Agreement”), dated April 29, 2019, between the Reporting Person, Teekay Finance Limited, a Bermuda corporation (“Teekay Finance”), Teekay Holdings Limited, a Bermuda corporation (“Teekay Holdings”) and Teekay Shipping Limited, a Bermuda corporation (“Teekay Shipping” and, collectively with the Reporting Person, Teekay Finance and Teekay Holdings, the “Sellers”) and Brookfield TK TOLP L.P., a Bermuda limited partnership (“Brookfield TOLP”) and Brookfield TK TOGP L.P., a Bermuda limited partnership (“Brookfield TOGP” and, together with Brookfield TOLP, the “Buyers”) , pursuant to which the Buyers agreed to purchase from the Sellers, on the terms and conditions set forth therein, (i) 56,587,484 Common Units of the Issuer; (ii) 49.0% of the outstanding limited liability company interests of Teekay Offshore General Partner (the “GP Interests”); (iii) warrants to purchase an aggregate of 17,255,000 Common Units of the Issuer; and (iv) the Reporting Person’s interests in the credit agreement, dated March 31, 2018, among the Issuer, Brookfield TK TOLP, as administrative agent, and Brookfield TOLP and the Reporting Person, as lenders, for total consideration of $100.0 million.

The Purchase Agreement, which is expected to close in early to mid-May 2019, is subject to customary closing conditions.

In connection with the closing, Brookfield TOGP and Teekay Holdings will enter into an amendment to the limited liability company agreement of Teekay Offshore General Partner to (i) reflect the assignment of the GP Interests to Brookfield TOGP and (ii) provide that until the earlier of (x) the date that is 12 months from the date of the closing or (y) the date the Licensing Agreement, dated September 25, 2017, between the Issuer and the Reporting Person is terminated, the Reporting Person shall have the right to elect one director to the board of Teekay Offshore General Partner.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by, the full text of Purchase Agreement, which is filed as Exhibit 4.1 to the Reporting Person’s Report on Form 6-K, filed on May 1, 2019 (File No. 001-12874) and incorporated by reference herein in its entirety. The Purchase Agreement is incorporated by reference as Exhibit I to this Amendment.

On June 29, the Issuer entered into that Warrant Agreement (the “Warrant Agreement”), dated as of June 29, 2016, between the Issuer and Computershare Inc. and Computershare Trust Company, N.A. (as Warrant Agent), pursuant to which, among other things, the Issuer issued warrants to purchase 1,755,000 Common Units to the Reporting Person on the terms set forth therein, which warrants are exercisable, at the election of the Reporting Person, either in full or from time to time in part during the period commencing at the opening of business on December 29, 2016 and until 5:00 p.m., New York City time, on June 29, 2023. Of such warrants issued pursuant to the Warrant Agreement, warrants to purchase 1,170,000 Common Units were issued with an exercise price of $4.55 per Common Unit, and warrants to purchase 585,000 Common Units were issued with an exercise price of $6.05 per Common Unit (which was subsequently reduced to $4.55 per Common Unit in September 2017), in each case, subject to customary anti-dilution adjustments.

The foregoing description of the Warrant Agreement does not purport to be complete, and is qualified in its entirety by, the full text of Warrant Agreement, which is filed as Exhibit 4.2 to the Issuer’s Report on Form 6-K, filed with the SEC on June 30, 2016 (File No. 1-33198) and incorporated by reference as Exhibit J to this Amendment.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Prior Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

I	Securities and Loan Purchase Agreement, dated April 29, 2019, between Teekay Corporation, Teekay Finance Limited, Teekay Holdings Limited and Teekay Shipping Limited, and Brookfield TK TOLP L.P. and Brookfield TK TOGP L.P. (incorporated by reference to Exhibit 4.1 to the Reporting Person’s Report on Form 6-K, filed on May 1, 2019 (File No. 001-12874)).

J	Warrant Agreement, dated June 29, 2016 by and among Teekay Offshore Partners L.P. and Computershare Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 4.2 to the Issuer’s Report on Form 6-K, filed with the SEC on June 30, 2016 (File No. 1-33198)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2019

Teekay Corporation

/s/ Kenneth Hvid
Name: Kenneth Hvid
Title: President & CEO